August 22, 2007

Mr. Gary Todd
Reviewing Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re:	Diomed Holdings, Inc.
Form 10-KSB for the fiscal year ended December 31, 2006
Forms 10-QSB for the periods ended March 31, 2007
File No. 001-31250

Dear Mr. Todd:

This letter is in response to your comment letter dated August 6, 2007 to James A. Wylie. Jr., Chief Executive Officer of Diomed Holdings, Inc. (the “Company”), with respect to the above-referenced filings.

The following constitute the Company’s responses to the comments contained in your letter of August 6, 2007. For ease of reference, the comments are set forth in italics, with the Company’s responses below.

Form 10-KSB for the year ended December 31, 2006

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

1.	We see the decrease in laser sales in 2006. In future filings please also describe reasons for changes in revenues from lasers.

In future filings, we will describe reasons for changes in revenues from lasers.

Financial Statements,
Report of Independent Registered Public Accounting Firm, page F-1

2.	We see the report does not present the city and state where signed, as required by Rule 2-02 of Regulation S-X. In future filings please assume the city and state are presented.

Our filings will include the city and state where signed. The report was signed in Boston, Massachusetts.

Note 2, Summary of Significant Accounting Policies, page F-9

3.	In future filings please add an accounting policy disclosure for the investment in Luminetx. Specifically address how you assess the investment for impairment.

Our future filings will include an additional accounting policy disclosure for the investment in Luminetx which will address how we assess the investment for impairment.

Note 6, Debt, page F-18

4.	In future filings please disclose the effective rate of interest on the convertible debt.

Our future filings will include the effective rate of interest on the convertible debt.

5.
You disclose that you value warrants granted in connection with debt using the Black-Scholes method. In future filings, please also disclose the underlying assumptions applied when you describe financial instruments valued using the Black-Scholes or other modeling techniques.

Our future filings will include the underlying assumptions applied when describing financial instruments valued using the Black-Scholes or other modeling techniques. We will modify the disclosure on the 2004 Convertible Debentures in Note 6 in our next Report on Form 10-KSB to include the disclosure of those assumptions.

Note 11. Commitments and Contingencies, page F-24
VNUS Technologies Litigation, page F-26

6.	Please tell us how your disclosure considers the guidance from paragraphs 9 and 10 to SFAS5. Expand future disclosures as necessary.

On July 21, 2005, a lawsuit was filed against the Company alleging infringement of U.S. patents Nos. 6,258,084, 6,638,273, 6,752,803, and 6,769,433, seeking injunctive relief and damages in an unspecified amount. The Company obtained a legal opinion from external patent counsel indicating that the Company is not infringing on the patents claimed by VNUS. The Company has reviewed the VNUS lawsuit in consideration of SFAS 5. This lawsuit is in the discovery phase and is expected to proceed to trial on October 29, 2007. If this lawsuit proceeds to trial and the Company does not prevail, damages will be awarded by a jury. However, at the time of our filings, progress in this action had not reached a point to assess with any reasonable degree of certainty the likelihood of an unfavorable outcome or an estimate of any potential loss. Further, the Company believes that the Company has meritorious defenses.

Future filings will include updates to reflect managements’ assessment of the likelihood of an unfavorable outcome or an estimate of any potential loss.

Note 15. Private Placement Equity Financing Completed on September 29, 2006, Page F-34

7.
Please further explain to us how you consider paragraph 8 to D-98 in concluding that your preferred shares are appropriately classified as permanent equity. That is, explain to us why you believe the redemption events are within Diomed’s control.

Emerging Issues Task Force (EITF), Abstracts - Appendix D - Topic D-98: Classification and Measurement of Redeemable Securities (“Topic D-98”) indicates that Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.

The Company structured the transaction so that the preferred stock is not redeemable by the holders under any circumstances. However, the Company has the right, but not the obligation, to redeem the 2006 Preferred Stock after the fifth anniversary of the completion of the financing at a price equal to 120% of the issue price, or, $13,800 per share. The Company also has the right to require the investors to exchange their shares of the 2006 Preferred Stock if the trading price of the Common Stock achieves and remains at a price level of $2.875 per share and certain other conditions are satisfied.

Further, as illustrated in the Certificate of Amendment to the Certificate of Incorporation, section 7: Exchange Upon Change of Control, if there shall occur a Change of Control (as defined below):

all issued and outstanding shares of 2006 Preferred Stock that are not the subject of a pending exchange under Section 4 or Section 6 of this Article FIFTH shall, automatically and without any other action required by the Holder or the Corporation, be exchanged for the right to receive the greater of (a) the Liquidation Preference of such shares, plus an amount equal to accrued but unpaid dividends, and (b) such cash, shares of stock, securities and/or other property as would have been issued or payable pursuant to the transaction effecting the Change of Control (the “Change of Control Consideration”) in exchange for the shares of Common Stock issuable pursuant to Section 6 of this Article FIFTH (assuming that the date that the Change of Control occurs is the Exchange Date and that all Required Conditions had been satisfied, and without giving effect to the applicable Limitations on Ownership) on an as-exchanged basis, without giving effect to the Limitations on Ownership, where the Change of Control Consideration shall be valued, if all or part thereof consists of property other than cash, at the value ascribed thereto by the Board of Directors in the Change of Control transaction and agreed by the Required Holders, which agreement shall not be unreasonably withheld or delayed. For purposes hereof, “Change of Control” shall mean the occurrence of either of the following events which is not deemed a Liquidating Event: the Corporation shall (i) sell, convey or dispose of all or substantially all of its assets (the presentation of any such transaction for stockholder approval being conclusive evidence that such transaction involves the sale of all or substantially all of the assets of the Company); or (ii) merge or consolidate with or into, or engage in any other business combination with, any other person or entity, in any case, in which the Corporation is not the surviving entity, or which results in either (x) the holders of the voting securities of the Corporation immediately prior to such transaction holding or having the right to direct the voting of fifty percent (50%) or less of the total outstanding voting securities of the Corporation immediately following such transaction or (y) the members of the board of directors or other governing body of the Corporation comprising fifty percent (50%) or less of the members of the board of directors of the Corporation immediately following such transaction.

There are no other redemption features provided to the investors within the financing agreements.

Paragraph 11 of Topic D-98 provides an example where a preferred stock agreement may have a provision that provides for redemption of the preferred security if the issuing company is merged with or consolidated into another company, and pursuant to state law, approval of the board of directors is required before any merger or consolidation can occur. In that case, assuming the preferred stockholders cannot control the vote of the board of directors through direct representation or through other rights, the security would be appropriately classified as part of permanent equity because the decision to merge with or consolidate into another company is within the control of the issuer.

Both Change of Control events have been deemed to be in the control of the Company since Board of Director and Shareholder approval would be required for either a sale or disposition of assets as indicated in clause (i) of the definition of Change of Control or a merger or business combination as indicated in clause (ii) of the definition of Change of Control. Because the Investors do not have the right to require the Company to redeem their shares of the 2006 Preferred Stock, nor do they have the control on the Board of Directors to control a vote, the Company classified the 2006 Preferred Stock in Permanent Equity.

8.
Please tell us how you evaluated the features of the convertible preferred stock in assessing whether the conversion feature should be bifurcated and accounted for as a derivative. As necessary to support your conclusion, please explain how you considered the requirements of SFAS 133 and EITF 00-19.

The Company reviewed the agreements to determine if the rights and privileges provided as part of the preferred stock required bifurcation, separate valuation, and classification according to SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”).

The preferred stock is structured as exchangeable preferred stock. The investors do not have any redemption rights/features, whereas the Company has an optional redemption right after five years. FAS 133 paragraph 61l, states that, “a typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.” As such, it is the Company’s view that the exchangeable preferred stock is more akin to equity vs. debt. The Company further reviewed paragraph 12 of SFAS 133 noting that an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument if and only if all of the criteria in paragraphs 12a thru 12c are met. Since, the holders participate in the appreciation of the Company’s’s common stock, the conversion feature is considered to be clearly and closely related to the host contract. Therefore, as the conversion feature does not meet the condition of paragraph 12a, the conversion feature would not be required to be bifurcated.

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please contact me.

Very truly yours,

David B. Swank
Chief Financial Officer

cc:	James A. Wylie, Jr.
Geoffrey H. Jenkins
Joseph Harris
Christopher Geberth
William A. Newman, Esq.